EXECUTIVE EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) is entered and effective as of December 10, 2017 (the “Effective Date”), by and between Oroplata Resources, Inc. 930 Tahoe Blvd, Suite 802-16 Incline Village, NV 89451 (the “Company”) and Douglas Cole (“Executive” and together with the Company, the “Parties.”).

RECITALS

A. The Company has requested that Mr. Doug Cole provide certain CEO and other executive and Board Member services to the Company and Mr. Cole has agreed to provide such services.

B. The Parties would like to enter into this Agreement to define the Parties’ rights and obligations under which Mr. Cole shall provide certain CEO and other executive and Board Member services for the Company.

NOW, THEREFORE, in consideration of the mutual promises of the parties hereto and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE 1.

EMPLOYMENT POSITION AND DUTIES

1.1Employment Position. Mr. Doug Cole agrees to provide certain CEO and other executive and Board Member services to the Company, on the terms and conditions set forth below.

1.2Term. This Agreement shall begin on the Effective Date continue for a three-year period or until terminated by either Party pursuant to Article 3 (the "Term").

1.3Duties. Mr. Cole agrees to undertake and perform all duties and services set forth on Exhibit A to this Agreement (the “Services”). Mr. Cole shall perform the Services herein faithfully, diligently, to the best of Mr. Cole’s ability, and in the best interests of the Company.

1.4Policies. Mr. Cole shall adhere to and comply with the policies and procedures adopted by the Company, as amended from time to time, and the laws, regulations, policies and industry standards of all applicable regulatory agencies, stock exchanges and security commissions.

1.5Employee Status. Mr. Cole’s relationship with the Company shall be that of an employee. Mr. Cole shall not be entitled to any compensation for the performance of the services other than as set forth in this Agreement.

(a)Mr. Cole acknowledges and agrees that except as specifically set forth in this Agreement, Mr. Cole shall be eligible for any Company employee benefits.

ARTICLE 2.

COMPENSATION

2.1 Employee Payments. The Company shall pay to Mr. Cole, as remuneration of his services, monthly salary payments as set forth on Exhibit A.

2.2 Bonuses. Any bonuses that Mr. Cole shall be entitled to, if any, shall be listed on Exhibit A. Unless stated explicated otherwise, all bonuses shall only be as approved by the Board of Directors of the Company in their sole and absolute discretion.

2.3 Equity Compensation Plan. Mr. Cole shall be eligible to participate in the Company’s equity compensation plan, if any; only to the extent such eligibility is set forth in Exhibit A. To the extent applicable, any options to acquire shares of the Company granted to Mr. Cole shall be granted under, and be subject to, the terms and conditions of the equity compensation plan and be evidenced by the terms of an equity compensation agreement entered into between the Company and Mr. Cole.

2.4 Reimbursement for Business Expenses. During the term of this Agreement, the Company shall reimburse Mr. Cole for all reasonable traveling and other expenses actually, properly and necessarily incurred by Mr. Cole in connection with the performance of his executive duties hereunder in accordance with the policies set from time to time by the Company, in its sole discretion. Expenses over $15,000.00 in any calendar month must be pre approved by the Board of Directors (the “Board”) in writing prior to their incurrence. Mr. Cole shall furnish such receipts, vouchers or other evidence as are required by the Company to substantiate such expenses.

ARTICLE 3.

TERMINATION

3.1Termination. Either party shall have the right to terminate this Agreement upon written notice, with or without “Cause” (as defined below), before the expiration of the Term. Whatever the circumstances of the termination may be, Mr. Cole shall continue to be bound after termination by Articles 5, 6, 7, and 8 of this Agreement. Except as set forth in Section 3.2, any compensation accrued and or due to be paid under this 3-year agreement shall survive termination of this agreement. Mr. Cole acknowledges that the Company has made no promise to Mr. Cole that he will be retained for any particular amount of time and that the Company may terminate Mr. Cole’s services for any reason whatsoever. The date of any termination pursuant to this Section 3.1 shall be referred to as the “Termination Date”.

3.2Termination for Cause. If this Agreement is terminated for Cause, Mr. Cole shall forfeit any cash, equity compensation or bonus compensation not already received by Mr. Cole or not already vested as of the Termination Date.

3.3Cause. For purposes of this Agreement, “Cause” shall mean the following (i) Mr. Cole’s commission of an act of fraud, theft or dishonesty against the Company; (ii) the arrest of Mr. Cole for any act involving dishonest conduct; (iii) willful or wanton misconduct, recklessness, or gross negligence by Mr. Cole in the performance of the Services; (iv) if Mr. Cole is determined to have a “bad actor” disqualification as set forth in Rule 506(d) of Regulation D under the Securities Act of 1933, (v) a breach by Mr. Cole of any obligation of his this Agreement, and (vi) unwillingness of Mr. Cole to perform the Services continuing for a period of five (5) business days after notice to Mr. Cole.

ARTICLE 4.

NON-SOLICITATION AND NON-COMPETE

4.1Non-Solicitation of Employees. So long as Mr. Cole is receiving executive compensation payments from the Company and one year following such time, Mr. Cole shall not directly or indirectly solicit for employment or for independent contractor work any employee of the Company or its affiliates, and shall not encourage any such employee to leave the employment of the Company or its affiliates.

4.2Non-Compete. Mr. Cole agrees that so long that Mr. Cole is receiving consulting payments from the Company, Mr. Cole will not be an employee, agent, director, owner, partner, Executive, financial backer, creditor or otherwise directly or indirectly be connected with or provide services to or participate in the management, operation or control of any Company which is in direct competition to the Company.

ARTICLE 5.

CONFIDENTIALITY

5.1Nondisclosure. Mr. Cole acknowledges that in the course of providing services to the Company, Mr. Cole will have access to confidential information. Confidential information includes, but is not limited to, information about either the Company’s clients, the terms and conditions under which the Company or its affiliates deals with clients, pricing information for the purchase or sale of assets, customer lists, research materials, manuals, computer programs, formulas for analyzing asset portfolios, techniques, data, marketing plans and tactics, technical information, lists of asset sources, the processes and practices of the Company, all information contained in electronic or computer files, all financial information, salary and wage information, and any other information that is designated by the Company or its affiliates as confidential or that Mr. Cole knows is confidential, information provided by third parties that the Company or its affiliates are obligated to keep confidential, and all other proprietary information of the Company or its affiliates. Mr. Cole acknowledges that all confidential information is and shall continue to be the exclusive property of the Company or its affiliates, whether or not prepared in whole or in part by Mr. Cole and whether or not disclosed to or entrusted to Mr. Cole in connection with service for the Company. Mr. Cole agrees not to disclose confidential information, directly or indirectly, under any circumstances or by any means, to any third persons without the prior written consent of the Company. Mr. Cole agrees that he will not copy, transmit, reproduce, summarize, quote, or make any commercial or other use whatsoever of confidential information, except as may be necessary to perform work done by Mr. Cole for the Company. Mr. Cole agrees to exercise the highest degree of care in safeguarding confidential information against loss, theft or other inadvertent disclosure and agrees generally to take all steps necessary or requested by the Company to ensure maintenance of the confidentiality of the confidential information.

5.2Exclusions. Section 5.1 shall not apply to the following information: (a) information now and hereafter voluntarily disseminated by the Company to the public or which otherwise becomes part of the public domain through lawful means; (b) information already known to Mr. Cole as documented by written records which predate the Effective Date; (c) information subsequently and rightfully received from third parties and not subject to any obligation of confidentiality; and (d) information independently developed by Mr. Cole after termination of his services.

5.3Subpoenas; Cooperation in Defense of the Company. If Mr. Cole, during the Term or thereafter, is served with any subpoena or other compulsory judicial or administrative process calling for production of confidential information or if Mr. Cole is otherwise required by law or regulation to disclose confidential information, Mr. Cole will immediately, before making any such production or disclosure, notify the Company and provide it with such information as may be necessary for the Company to take such action as the Company deems necessary to protect its interests. Mr. Cole agrees to cooperate reasonably with the Company, whether during the Term or thereafter, in the prosecution or defense of all threatened claims or actual litigation in which the Company is or may become a party, whether now pending or hereafter brought, in which Mr. Cole has knowledge of relevant facts or issues. Mr. Cole shall be reimbursed for his reasonable expenses for travel time due to cooperating with the prosecution or defense of any litigation for the Company.

5.4Disclosure of and/or Trading on Material Nonpublic Information. Mr. Cole acknowledges that Company is a public company and that in performing the Services he may have access to material nonpublic information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Nonpublic information is information that is not generally known or available to the public. Mr. Cole agrees not to discuss any material nonpublic information with any third parties and to refrain from buying or selling any securities based on any material nonpublic information learned in performing the Services unless such disclosure or trading is permitted under applicable state and federal securities laws.

5.6Confidential Proprietary and Trade Secret Information of Others. Mr. Cole represents that he has disclosed to the Company any agreement to which Mr. Cole is or has been a party regarding the confidential information of others and Mr. Cole understands that Mr. Cole's execution of this Agreement with the Company will not require Mr. Cole to breach any-such agreement. Mr. Cole will not disclose such confidential information to the Company nor induce the Company to use any trade secret or proprietary information received from another under an agreement or understanding prohibiting such use or disclosure.

5.7No Unfair Competition. Mr. Cole hereby acknowledges that the sale or unauthorized use or disclosure of any of the Company’s confidential material obtained by Mr. Cole by any means whatsoever, at any time before, during, or after the Term shall constitute unfair competition. Mr. Cole shall not engage in any unfair competition with the Company or its affiliates either during the Term, or at any time thereafter.

5.8Remedies. The Company shall have all remedies in law and equity against Mr. Cole (including special and consequential damages) for damages to the Company caused by the violations of Articles 4 or 5.

ARTICLE 6.

COMPANY'S OWNERSHIP IN EXECUTIVE'S WORK

6.1Company’s Ownership. Mr. Cole agrees that all inventions, discoveries, improvements, trade secrets, formulae, techniques, processes, and know-how, whether or not patentable, and whether or not reduced to practice, that are conceived or developed during the Term, either alone or jointly with others, if on the Company’s time, using the Company’s equipment, supplies, facilities, or trade secret information or relating to the Company shall be owned exclusively by the Company, and Mr. Cole hereby assigns to the Company all Mr. Cole's right, title, and interest in all such intellectual property. Mr. Cole agrees that the Company shall be the sole owner of all domestic and foreign patents or other rights pertaining thereto, and further agrees to execute all documents that the Company reasonably determines to be necessary or convenient for use in applying for, prosecuting, perfecting, or enforcing patents or other intellectual property rights, including the execution of any assignments, patent applications, or other documents that the Company may reasonably request. This provision is intended to apply only to the extent permitted by applicable law.

6.2Ownership of Copyrights. Executive agrees that all original works of authorship not otherwise within the scope of Section 6.1 that are conceived or developed during Executive's engagement with the Company, either alone or jointly with others, if on the Company’s time, using Company’s facilities, or relating to the Company shall be owned exclusively by the Company, and Executive hereby assigns to the Company all of Executive's right, title, and interest in all such original works of authorship. Executive agrees that the Company shall be the sole owner of all rights pertaining thereto, and further agrees to execute all documents that the Company reasonably determines to be necessary or convenient for establishing in Company’s name the copyright to any such original works of authorship. Executive shall claim no interest in any inventions, copyrighted material, patents, or patent applications unless Executive demonstrates that any such invention, copyrighted material, patent, or patent application was developed before he began providing any services for Company. This provision is intended to apply only to the extent permitted by applicable law.

6.3Ownership of Records. Any written record that Executive may maintain of inventions, discoveries, improvements, trade secrets, formulae, processes, or know-how, whether or not patentable and whether or not reduced to practice, and any such records relating to original works of authorship made by Mr. Cole, alone or jointly with others, in the course of Mr. Cole's engagement with the Company shall remain the property of the Company. Mr. Cole shall furnish the Company any and all such records immediately upon request.

6.4Ventures. If Mr. Cole, during engagement with the Company, is engaged in or associated with the planning or implementation of any project, program, or venture involving the Company and any third parties, all rights in the project, program, or venture shall belong to the Company, and Mr. Cole shall not be entitled to any interest therein or to any commission, finder's fee, or other compensation in connection therewith other than the compensation to be paid to Mr. Cole as provided in this Agreement.

6.5Return of Company’s Property and Materials. Upon termination of Mr. Cole’s services with the Company, Mr. Cole shall deliver to the Company all Company property and materials that are in Mr. Cole's possession or control, including all of the information described as confidential information in Section 5.1 of this Agreement and including all other information relating to any inventions, discoveries, improvements, trade secrets, formulae, processes, know-how, or original works of authorship of the Company.

ARTICLE 7.

INDEMNIFICATION

7.1By the Company. The Company agrees to indemnify and hold harmless Mr. Cole with respect to any liability (and actions in respect thereof) incurred by Mr. Cole by virtue of the performance of the Services hereunder and shall reimburse Mr. Cole for any legal or other expenses reasonably incurred in connection with investigating or defending any such liability or action, provided that the Company shall have the right to control the defense of any claim giving rise to such liability and no such claim shall be settled without the consent of the Company. The foregoing provisions shall survive termination of this Agreement and any investigation with respect thereto by any party hereto and shall not apply to any such losses, claims, related expenses, damages or liabilities arising out of or in connection with Mr. Cole’s willful misconduct, fraud, negligence or material breach of this Agreement.

7.2By the Executive. Mr. Cole agrees to indemnify and hold harmless the Company (including each of its directors, officers, employees, partners and agents) with respect to any liability (and actions in respect thereof) incurred by Company by virtue of reckless, negligent or intentional misconduct of Mr. Cole and shall reimburse the Company for any legal or other expenses reasonably incurred in connection with investigating or defending any such liability or action. The foregoing provisions shall survive termination of this Agreement and any investigation with respect thereto by any party hereto.

ARTICLE 8.

ARBITRATION

Except for disputes, controversies, or claims or other actions seeking injunctive or equitable relief, which may be brought before any court having jurisdiction, any controversy, dispute, or claim ("Claim") whatsoever between Mr. Cole on the one hand, and the Company, or any of its affiliated entities or any of its employees, officers, directors, agents, and representatives of the Company or its affiliated entities on the other hand, shall be settled by binding arbitration, at the request of either party, under the rules of the American Arbitration Association. The arbitrator shall be a retired federal or state judge with at least ten year experience as a judge. The arbitrator shall apply Nevada law. The demand for arbitration must be in writing and made within the applicable statute of limitations period. The arbitration shall take place in Reno, Nevada. The parties shall be entitled to conduct reasonable discovery, including conducting depositions and requesting documents. The arbitrator shall have the authority to resolve discovery disputes, including but not limited to determining what constitutes reasonable discovery. The arbitrator shall prepare in writing and timely provide to the parties a decision and award which includes factual findings and the reasons upon which the decision is based.

The decision of the arbitrator shall be binding and conclusive on the parties, except as may otherwise be required by law. Judgment upon the award rendered by the arbitrator may be entered in any court having proper jurisdiction. Each party shall bear its or his own fees and costs incurred in connection with the arbitration, except that the arbitrator may award attorneys' fees and costs in accordance with applicable law.

Both the Company and Mr. Cole understand and agree that by using arbitration to resolve any Claims between Mr. Cole and the Company (or its affiliates) they are giving up any right that they may have to a judge or jury trial with regard to those Claims.

ARTICLE 9.

MISCELLANEOUS

9.1Entire Agreement. This agreement between Mr. Cole and the Company constitutes the entire agreement between the parties with respect to the matters referenced herein.

9.2Amendments. The agreement can be modified only by a written instrument executed by Mr. Cole and Company or its successor on behalf of the Company.

9.3Disqualification. Mr. Cole represents and warrants to the company that Mr. Cole does not have any “bad actor” disqualification set forth in Rule 506 (d) of Regulation D under the Securities Act of 1933. Mr. Cole acknowledges that Mr. Cole’s representation set forth in this Section 9.3 was a condition precedent to the Company entering into this Agreement.

9.4Severable Provisions. The provisions of this Agreement are separate and distinct, and if any provisions are determined to be unenforceable in whole or in part, the remaining provisions, and the enforceable parts of any partially unenforceable provisions, shall nevertheless be enforceable.

9.5Surviving Terms. The provisions of Articles 5, 6, 7, 8, and Section 9.8 shall survive the Term of this Agreement and the termination of Mr. Cole's services.

9.6Successors and Assigns. The Company may assign its rights and delegate its duties under this Agreement. Mr. Cole may assign his rights under this Agreement only with the Company’s prior written consent. Mr. Cole may not delegate his duties.

9.7Resignation from Positions with the Company. The termination of Mr. Cole’s services for the Company for any reason shall, without any further action on the part of Mr. Cole, constitute Mr. Cole’s resignation from any board, or officer position Mr. Cole has with the Company and any of its affiliates, which resignation shall be effective as of Mr. Cole’s last day of providing services.

9.8Cooperation. From and after the termination of Mr. Cole’s services for the Company, Mr. Cole agrees, upon the Company’s request, to reasonably cooperate in any investigation, litigation, arbitration or regulatory proceeding regarding events that occurred during the time that Mr. Cole is retained by the Company or its affiliates. Mr. Cole will make himself reasonably available to consult with Company’s counsel, to provide information and to appear to give testimony. The Company will, to the extent permitted by law, reimburse Mr. Cole for any reasonable out-of-pocket expenses that Mr. Cole incurs in extending such cooperation, so long as Mr. Cole provides the Company with advance written notice of Mr. Cole’s request for reimbursement and provides satisfactory documentation of the expenses.

9.9Governing Law. Regardless of the choice of law provisions of Nevada or of any other jurisdiction, Nevada law shall in all respects govern the validity, construction, and interpretation of this Agreement.

9.10Headings. Section and subsection headings do not constitute part of this Agreement. They are included solely for convenience and reference, and they in no way define, limit, or describe the scope of this Agreement or the intent of any of its provisions.

9.11Integration. This Agreement together with any exhibits or schedules attached hereto, including any documents expressly incorporated into it by the terms of this Agreement, constitutes the entire agreement between the parties and supersedes all prior oral and written agreements, understandings, negotiations, and discussions relating to the subject matter of this Agreement. With this Agreement the parties rescind any previous agreements or arrangements between themselves. Any supplement, modification, waiver, or termination of this Agreement is valid only if it is set forth in writing and signed by both parties. The waiver of any provision of this Agreement shall not constitute a waiver of any other provisions and, unless otherwise stated, shall not constitute a continuing waiver.

9.12Notice. Any notice or other communication required or permitted under this Agreement shall be in writing to the address set forth on Exhibit A and shall be deemed to have been given (i) if personally delivered, when so delivered, (ii) if mailed, one week after having been placed in the United States mail, registered or certified, postage prepaid, addressed to the party to whom it is directed at the address listed below or (iii) by national overnight delivery service upon receipt In order for a party to change its address or other information for the purpose of this section, the party must first provide notice of that change in the manner required by this section.

9.13Advice of Counsel. The Parties each agree and represent that they (i) have had advice of counsel of their choosing or had the opportunity of obtaining advice of counsel, in the negotiation and the preparation of this Agreement, (ii) have read this Agreement, and (iii) are fully aware of the contents and legal effect of the this Agreement.

9.14Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(Signature page immediately follows)

IN WITNESS WHEREOF, the parties have caused this Executive Employment Agreement to be duly executed by their respective authorized representatives as of the Effective Date.

"COMPANY":		"EXECUTIVE":
Oroplata Resources, Inc.,		Douglas Cole
a Nevada corporation

By:	/s/ Douglas MacLellan	By:	/s/ Douglas Cole
Name:	Douglas MacLellan	Name:	Douglas Cole, an individual
Title:	Board Member	Title:

EXHIBIT A

Additional Terms

A.Services. Mr. Cole shall perform such duties and exercise such powers as are usually performed by a chief executive officer of a public company.

B.Executive Compensation. The Board of the Company has determined that in the best interest of its shareholders it will issue 5 million restricted shares of its restricted common stock to Mr. Cole for his continued services to the Company. The Company will also pay for executive compensation of $20,833.33 per month. Mr. Cole’s executive compensation start date will be retroactive to March 1, 2017. Additionally, for three years an additional restricted stock allocation of 2 million shares being issued on each anniversary date of March 1 for Mr. Cole. The restricted common stock issuances are considered appropriate additional annual compensation for active executive and board duties. All share grants will be subject to rule 144 and will have a six-month holding period. If the executive resigns voluntarily during this 6-month holding period then the share grants will be rescinded. Relevant value of these unregistered shares shall be deemed for tax and accounting purposes to be USS0.05 per share, due to the illiquid nature of the common shares and the financial condition of the Company. It is understood that the Company will issue a Form 1099 for the tax year ending 2018 for the relevant value of each share allocation of US$0.05 per share of common stock once the 6-month holding period has lapsed. i.e.: April 29, 2018. Mr. Cole may also elect to receive cash fee payments of any past due and up to six-months of future compensation in the form of registered common stock shares (via S-8). The dollar value of this cash compensation for share exchange shall be at $0.05 per share, due to the illiquid nature of the common shares and the financial condition of the Company. Any future follow-on common stock share grants for accounting and tax purposes shall be valued at a price that is equal to the trailing 30 business day lowest bid price of the company's common stock. Mr. Cole also has a bonus provision he will earn and be paid 3% of the value (cash or stock) received by the Company for the following events:

•Capital raised by the Company without the use of any brokers or investment banks;

•Mergers, acquisitions and or mining claim acquisitions made by the Company:

•Outright sale of the Company; and

•Claw-back of previously issued shares from former officers and directors.

C.Addresses. For purposes of notice under this Agreement the addresses of the Company and Mr. Cole are as follows:

Company:Oroplata Resources, Inc.

930 Tahoe Blvd, Suite 802-16

Incline Village, NV 89451

Attn:Chief Executive Officer

Executive:Doug Cole

752 Augusta Drive

Moraga CA 94556